Prospectus Supplement #4	Filed pursuant to Rule 424 (b)(3)
(to prospectus dated November 26, 2003)	Registration No. 333-109542

FLEXTRONICS INTERNATIONAL LTD.

$500,000,000

1% Convertible Subordinated Notes Due August 1, 2010

and the Ordinary Shares issuable upon conversion of the Notes

     This prospectus supplement relates to the resale by the holders of our 1% convertible subordinated notes due August 1, 2010 and our ordinary shares issuable upon the conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus dated November 26, 2003, which is to be delivered with this prospectus supplement.

     The information in the table appearing under the heading “Selling Securityholders” in the prospectus is amended by the addition of the information appearing in the table below:

	Principal Amount	Ordinary
	of Notes	Shares	Ordinary
	Beneficially Owned	Owned	Shares That
	That May Be	Prior to the	May Be
Name of Beneficial Owner	Offered	Offering	Offered (1)

KBC Convertible Arbitrage Fund (2)	$14,040,000	–	904,347
JMG Capital Partners, L.P.	11,290,000	–	727,214
JMG Triton Offshore Fund Ltd.	11,289,000	–	727,149
Nisswa Master Fund Ltd.	4,000,000	–	257,648
KBC Multi Strategy Arbitrage Fund (3)	3,910,000	–	251,851
Sagamore Hill Hub Fund Ltd.	3,000,000	–	193,236
KBC Convertible Mac 28 Fund Ltd. (4)	2,050,000	–	132,045
Citigroup Global Markets Inc. (5)	2,424,000	–	156,135
UBS Securities LLC (6)	136,000	–	8,760

(1)	Represents the notes held by each beneficial owner, as converted to our ordinary shares at the initial conversion price of $15.525 per share. However, this conversion price is subject to adjustment as described in the prospectus under “Description of the Notes-Conversion of Notes.” As a result, the amount of ordinary shares issuable upon conversion of the notes in the future may increase or decrease.

(2)	KBC Convertible Arbitrage Fund previously registered $34,280,000 principal amount of notes in Prospectus Supplement # 1 dated December 22, 2003, and has registered a total of $48,320,000 principal amount of notes.

(3)	KBC Multi Strategy Arbitrage Fund previously registered $9,510,000 principal amount of notes in Prospectus Supplement # 1 dated December 22, 2003, and has registered a total of $13,420,000 principal amount of notes.

(4)	KBC Convertible Mac 28 Fund, Ltd. previously registered $5,210,000 principal amount of notes in Prospectus Supplement # 1 dated December 22, 2003, and has registered a total of $7,260,000 principal amount of notes.

(5)	Citigroup Global Markets Inc. was an initial purchaser of the notes. Citigroup Global Markets Inc. has engaged in transactions with, and performed services for, us in the ordinary course of business and has engaged and may in the future engage in commercial banking and/or investment banking transactions with us, for which it has received or will receive, as the case may be, customary compensation. However, the notes referred to in this table were purchased by Citigroup Global Markets Inc. in the open market and not directly from us.

(6)	UBS Securities LLC previously registered $4,041,000 principal amount of notes in Prospectus Supplement # 1 dated December 22, 2003, and has registered a total of $4,177,000 principal amount of notes.

     Investing in the notes or our ordinary shares involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 2 of the prospectus, as well as the “Risk Factors” section included in our recent reports filed with the Securities and Exchange Commission.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is January 23, 2004.